350 EAST LAS OLAS BOULEVARD LAS OLAS CENTRE II, SUITE 1150 P.O. BOX 30310 FORT LAUDERDALE, FL 33303-0310 954.759.2760 DIRECT 954.462.4150 MAIN 954.462.4260 FAX cgage@ralaw.com www.ralaw.com

July 3, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549-3628

Attention:

Justin Dobbie

Legal Branch Chief

Re:	Brick Top Productions, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed: June 18, 2012 File No. 333-176093

Dear Mr. Dobbie:

The purpose of this letter is to provide the Company’s responses to the June 25, 2012 Comment Letter (the “Comment Letter”) to Alexander Bafer, Chief Executive Officer of Brick Top Productions, Inc. (the “Company”, “we”, “our” or “us”).  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

General

Selling Shareholders, page 11

1.

We note that Norman R. Luttbeg and Ralph R. Main are both listed twice in the selling shareholder table. Please revise or advise.

Response:

We have revised the Selling Shareholder Table such that Norman R. Luttbeg and Ralph R. Main are each listed only once therein.  Please note that the foregoing had no effect on the number of shares set forth in the Registration Statement.

Description of Business, page 14

Introduction, page 14

2.

We note your response to our prior comment 6.  Please revise the third paragraph to indicate, if true, that because you have not yet executed an agreement to acquire the rights to Bless Me Father, there is no guarantee that it will be acquired under the terms disclosed, namely at no cost and by compensating Mr. Turturro with 20% of any profit generated by the project.

Response:

We have revised the third paragraph to indicate that because the Company has not yet executed an agreement to acquire the rights to Bless Me Father, there is no guarantee that it will be acquired under the terms disclosed.

Management’s Discussion and Analysis, page 18

Critical Accounting Policies, page 18

3.

Please expand your discussion to also disclose the fact that you may take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) until the first to occur of the date you (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B). Clarify the fact that, upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

NEW YORK	CLEVELAND	TOLEDO	AKRON	COLUMBUS	CINCINNATI
WASHINGTON, D.C	TALLAHASSEE	ORLANDO	FORT MYERS	NAPLES	FORT LAUDERDALE

United States Securities and Exchange Commission

Division of Corporate Finance

Justin Dobbie, Legal Branch Chief

July 3, 2012

Response:

We have expanded our discussion to also disclose the fact that the Company may take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) until the first to occur of the date the Company (i) is no longer an “emerging growth company” or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a)(2)(B). Further, we have clarified the fact that, upon the issuance of a new or revised accounting standard that applies to the Company’s financial statements and has a different effective date for public and private companies, the Company will disclose the date on which adoption is required for non-emerging growth companies and the date on which the Company will adopt the recently issued accounting standard.

4.

As a related matter, please refer to the discussion of the extended transition period under the JOBS Act on page 10. Please expand that discussion to also provide a cross-reference to Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies for a further discussion of this exemption.

Response:

We have inserted a reference to the discussion of the extended transition period under the JOBS Act on page 10, and have expanded said discussion of the extended transition period under the JOBS Act on page 10 to also provide a cross-reference to Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies for a further discussion of the exemption.

Results of Operations for the Three Months Ended March 31, 2012...2011, page 18

5.

In the discussion paragraph of general and administrative expenses, the amount shown for the three months ended March 31, 2011 appears to be misstated. Please revise or advise.

Response:

We have revised the amount of general and administrative expenses shown for the three months ended March 31, 2011 to the correct amount, $2,396.

Results of Operations for Year Ended December 31, 2011... 2010, page 19

6.

We note your disclosure of the key components of operating expenses in response to prior comment 8.  Please reconcile the amounts shown in the year ended December 31, 2010 column with those shown on the face of the statements of operations on page F-4.

Response:

We have revised our disclosure of the key components of operating expenses to reconcile the amounts shown in the year ended December 31, 2010 column with those shown on the face of the statements of operations on page F-4.

Audited Financial Statements

Consolidated Balance Sheets, page F-3

7.

It appears the amounts for the line item capitalized pilot costs at December 31, 2011 and at December 31, 2010 have been omitted. Please revise to include the appropriate amounts in the next amendment.

Response:

We have revised our Consolidated Balanced Sheets to include the line item capitalized pilot costs and the appropriate amounts thereof.

United States Securities and Exchange Commission

Division of Corporate Finance

Justin Dobbie, Legal Branch Chief

July 3, 2012

Note 4. Computer Equipment, page F-31

8.

We note your disclosure of depreciation and amortization expense for the three months ended March 31, 2012 and March 31, 2011. Please explain to us why the interim period depreciation and expense amounts are not significantly lower than the annual amounts for fiscal years ended December 31, 2011 and December 31, 2010 as shown on page F-15. We note the quarterly period expense amounts are similar to the yearly expense amounts.  Please advise or revise.

Response:

We have revised the disclosure of depreciation and amortization expense in the Company’s financial statements.

Age of Financial Statements

9.

Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:

We continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants’ Consent

10.

Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have included as an Exhibit to our Amendment No. 5 to Registration Statement on Form S-1 a currently dated accountants’ consent.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

Clint J. Gage

CJG/vb

cc:

Alex Bafer, CEO, Brick Top Productions, Inc.